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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                             _____________________

                                 SCHEDULE 13G
                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                           (Amendment No. _____ )/1/

                        Regeneron Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                   Common Stock, par value $0.001 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   0075886F1
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                                (CUSIP Number)

                               February 4, 2002
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [_]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [_]  Rule 13d-1(d)

      /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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---------------------------                         ---------------------------
CUSIP No. 0075886F1                 13G                  Page 1 of 4 Pages
---------------------------                         ---------------------------
-------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          Amgen Inc.
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2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               a) [_]
                                                                         b) [_]
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3.        SEC USE ONLY
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4.        CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
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                                    5.  SOLE VOTING POWER
            NUMBER OF                   4,181,309
             SHARES         ---------------------------------------------------
          BENEFICIALLY              6.  SHARED VOTING POWER
            OWNED BY                    0
              EACH          ---------------------------------------------------
            REPORTING               7.  SOLE DISPOSITIVE POWER
           PERSON WITH                  4,181,309
                            ---------------------------------------------------
                                    8.  SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,181,309
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10.       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
-------------------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          10.2%  (See Item 4 below)
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12.       TYPE OF REPORTING PERSON
          CO
-------------------------------------------------------------------------------
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The following information amends and supplements the Schedule 13D filed by Amgen
Inc. on July 26, 1995, as amended by Amendment No. 1 filed on September 25,
1995, Amendment No. 2 filed on December 6, 1995, Amendment No. 3 filed on March 5, 1996, Amendment No. 4 filed on April 18, 1996, Amendment No. 5 filed on March 7, 2000, Amendment No. 6 filed on April 5, 2000, Amendment No. 7 filed on March 13, 2001 and Amendment No. 8 filed on March 22, 2001.

Item 1(a)  Name of Issuer:

           Regeneron Pharmaceuticals, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

           777 Old Saw Mill River Road
           Tarrytown, New York 10591-6707

Item 2(a)  Name of Persons Filing:

           Amgen Inc.

Item 2(b)  Address of Principal Business Office:

           One Amgen Center Drive
           Thousand Oaks, California 91320-1799

Item 2(c)  Citizenship:

           Delaware

Item 2(d)  Title of Class of Securities:

           Common Stock, par value $0.001 per share (the "Common Stock")

Item 2(e)  CUSIP Number:

           0075886F1

Item 3.    Not applicable.

Item 4.    Ownership.

           (a)  Amount beneficially owned:

           4,181,309

           (b)  Percent of class:

           Amgen Inc. may be deemed the beneficial owner of approximately 10.2% of the outstanding shares of the Common Stock. The calculation of the foregoing

                                       2
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           percentage is based on the number of shares of the Common Stock shown as being outstanding on the Form 10-Q Quarterly Report filed by Regeneron Pharmaceuticals, Inc. with the Securities and Exchange Commission for the quarter ended September 30, 2001.

           (c)  Number of shares to which such person has:

                   (i)    Sole power to vote or to direct the vote:  4,181,309

                   (ii)   Shared power to vote or to direct the vote:  0

                   (iii)  Sole power to dispose or to direct the disposition of:
                          4,181,309

                   (iv) Shared power to dispose or to direct the disposition of: 0

Item 5.    Not applicable.

Item 6.    Not applicable.

Item 7.    Not applicable.

Item 8.    Not applicable.

Item 9.    Not applicable.

Item 10.   Certification.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                       3
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              Date: February 4, 2002

                              AMGEN INC.


                              By:  /s/  Steven M. Odre
                                   -------------------------------------
                                   Name:   Steven M. Odre
                                   Title:  Senior Vice President,
                                           General Counsel and Secretary